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                                 Exhibit 2(c)


Form of Voting Agreement dated as of June 9, 1997, said form of Voting Agreement being substantially identical and signed by the following individuals:

Barry M. Davis
Davis Venture Partners, L.P.
Seymor G. Mandell
Melvin N. Miller
James H. Simons
Lord Jim Trust

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                                VOTING AGREEMENT

     VOTING AGREEMENT ("Agreement") dated as of June 9, 1997, between Halliburton Company, a Delaware corporation (the "Acquiror"), and Barry M. Davis (the "Shareholder"), a holder of common shares, par value $0.01 per share, of NUMAR Corporation, a Pennsylvania corporation (the "Company").

                                   RECITALS:

     The Shareholder beneficially owns an aggregate of 723,144 common shares (together with any additional common shares as to which beneficial ownership is acquired by any member of the Shareholder Group described below, the "Company Shares"), par value $0.01 per share ("Company Common Shares"), of the Company.

     The Acquiror is prepared to enter into an Agreement and Plan of Merger with the Company (the "Plan") providing for the merger of a wholly owned subsidiary of Acquiror with and into the Company and the conversion in such merger of each Company Common Share into the number of shares of the Common Stock, par value $2.50 per share, of the Acquiror set forth in the Plan (the "Merger").

     To facilitate the Merger, the Shareholder is willing to enter into certain arrangements with respect to the Company Shares.

     NOW, THEREFORE, in consideration of the premises set forth above, the mutual promises set forth below, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Shareholder's Support of the Merger. From the date hereof until December 31, 1997, or, if earlier, termination of the Plan:

          (a) Except as contemplated by the Plan or hereby, neither the Shareholder nor any Person controlled by the Shareholder, other than the Company and its subsidiaries (collectively, the "Shareholder Group"), will, directly or indirectly, sell, transfer, pledge or otherwise dispose of, or grant a proxy with respect to, any Company Shares to any Person other than any member of the Shareholder Group or the Acquiror or its designee, or grant an option with respect to any of the Company Shares or enter into any other agreement or arrangement with respect to any of the Company Shares.

          (b) The Shareholder agrees that the Shareholder will vote, and will cause each member of the Shareholder Group to vote, all Company Shares entitled to vote and beneficially owned by such Persons (i) in favor of the Merger and (ii), subject to the provisions of paragraph (c) below, against any combination proposal or other matter that may


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     IN WITNESS WHEREOF, the Shareholder has executed this Agreement and the
Acquiror has caused this Agreement to be duly executed by an officer, thereunto duly authorized, all as of the day and year first above written.

                                  HALLIBURTON COMPANY

                                  By:/s/ Lester L. Coleman
                                    --------------------------------------------
                                    Lester L. Coleman
                                    Executive Vice President and General Counsel

                                  SHAREHOLDER

                                  /s/ Barry M. Davis
                                  ----------------------------------------------
                                  Barry M. Davis


                                      -7-

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